UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 9, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated July 9, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 9, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 16, 2007

J-Pacific Completes Financing

VANCOUVER, JULY 9, 2007 - J-Pacific Gold Inc. ("The Company" TSXV - JPN, OTCBB - JPNJF) announces that it has closed its previously announced private placement for gross proceeds of $2,000,000. Under the terms of the private placement the Company has issued 4,375,000 flow-through Units at a price of $0.40 per flow- through Unit and 625,000 non flow-through Units. Each flow-through Unit and non flow- through Unit consisted of one common share and one warrant entitling the holder to purchase one additional common share of the Company at a price of $0.55 per share for a period of 24 months. Certain funds managed by the MineralFields Group subscribed for a total of 3,125,000 flow-through Units.

"We are very pleased to be continuing our relationship with the MineralFields Group", said Nick Ferris, President and CEO. "We look forward to working with the MineralFields Group as we continue our exploration activities in British Columbia and Quebec."

In connection with the private placement, the Company has paid a cash finder's fee in the amount of $75,000 and issued 275,000 finder's warrants. Each finder's warrant will entitle the holder to purchase a common share at a price of $0.55 for a period of 24 months.

All securities issued are subject to a four-month hold period expiring on October 30, 2007. The proceeds of the financing will be applied to exploration on the Company's British Columbia and Quebec properties and for working capital.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.